Exhibit 7.1
COLOR KINETICS ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION IN PUBLIC OFFERING
Boston, MA — December 13, 2006 — Color Kinetics Incorporated (Nasdaq:CLRK), a leading innovator of LED lighting systems and technologies, today announced that the underwriters of its recent common stock offering have exercised in full their over-allotment option to purchase an additional 541,350 shares of Color Kinetics common stock from certain selling stockholders. The over-allotment option was granted to the underwriters in connection with the offering of 3,609,000 shares of Color Kinetics common stock.
At the completion of the offering, after giving effect to the exercise of the over-allotment option, Color Kinetics will have approximately 21,287,715 shares issued and outstanding. Color Kinetics will not receive any proceeds from the sale of shares by the selling stockholders.
The sole book-running manager of the offering is Deutsche Bank Securities Inc. The co-lead manager is CIBC World Markets Corp. and the co-managers are ThinkEquity Partners LLC and Canaccord Adams Inc. Copies of the final prospectus relating to the offering may be obtained from Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, NY 10005, from the offices of any of the underwriters identified above, or from the SEC’s Web site at http://www.sec.gov.
The offering is being made pursuant to an effective registration statement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
About Color Kinetics
Color Kinetics Incorporated (NASDAQ: CLRK) transforms environments through new, dynamic uses of light. Its award-winning lighting systems and technologies apply the benefits of LEDs as a highly efficient, long lasting, environmentally friendly, and inherently digital source of illumination - reinventing light itself as a highly controllable medium. Color Kinetics also enables widespread adoption of LED lighting through OEM and licensing partnerships in diverse markets. The company is headquartered in Boston, MA with offices in the UK, China, and Japan. More information is available at www.colorkinetics.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding Color Kinetics Incorporated’s business that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these statements involve risks and uncertainties, are only predictions and may differ materially from actual future events and results. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 10-K for the Twelve Months Ended December 31, 2005, File Number 000-50798, and most recent 10-Q, each as filed with the Securities and Exchange Commission.